FORM 4U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person

     Robert B. Gregor
     844 Oriole Lane
     Chaska, MN 55318

2. Issuer Name and Ticker of Trading Symbol

     Oakridge Holdings, Inc.          (OKRG)

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year

     October, 1998

5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person to Issuer (Check
all                        applicable)

     [X] Director
     [X] Officer (give title)   Secretary
     [X] 10% Owner
     [ ] Other (specify)











TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR
BENEFICIALLY             OWNED

1. Title of Security                              Common Stock

2. Transaction Date (Month/Day/Year)               10/8/98

3. Transaction Code                                   P

4. Securities Acquired (A) or  Disposed of (D)

          Amount                                   1,500
          (A) or (D)                              A
          Price                                   $3.00


5. Amount of Securities
   Beneficially Owned at
   End of Month             5,775      600    1,250      500   154,564

6. Ownership Form: Direct
   (D) or Indirect (I)          I        I        I        I         D

7. Nature of Indirect
   Beneficial Ownership        Wife       Son      Son    Daughter










Signature of Reporting Person:

/s/ Robert B. Gregor   11/10/98